Exhibit 5

Grown Rogue Appoints New Chief Financial Officer

Medford, Oregon, January 2, 2025 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to announce the appointment of Andrew Marchington as the Company’s new Chief Financial Officer and Corporate Secretary effective January 1, 2025. Ryan Kee will remain a member of the board of directors supporting the Company with his industry and financial reporting expertise.

Andrew Marchington joined the Company as the Senior Vice President, Finance in June 2023. Prior to joining the Company, Andrew served as the Chief Financial Officer of Chalice Brands Ltd and as Controller of C21 Investments, Inc. Andrew is a licensed CPA in Oregon and has served a variety of finance and accounting roles both in and outside of the cannabis industry.

“The board and I would like to thank Ryan for his commitment to the Company since he joined us in 2020. Ryan brought extensive accounting and financial experience to the Company where he was responsible for building the Company’s accounting and financial practices,” said Obie Strickler, CEO of Grown Rogue. “Ryan and Andrew have worked together closely for the last year as we planned for what will be a smooth transition. “Ryan and I have worked together for over 15 years starting in the mining industry and I couldn’t be more thankful for all he did to get Grown Rogue to where we are today. On behalf of the board, our team, and shareholders, I want to wish Ryan the best as he goes back to the mining industry,” continued Mr. Strickler.

“I am excited to take on the role of CFO for Grown Rogue as we embark on a pivotal expansion strategy,” said Andrew Marchington, CFO of Grown Rogue. “I look forward to continuing to drive efficiencies and process improvements across the organization and executing on our strategy of being a national craft cannabis brand.”

“I am above all grateful for the opportunity to work with Grown Rogue’s exceptional team and exceptional leaders,” said Ryan Kee. “Our growth to date, and the opportunities in front of us, are the product of Obie and the team’s vision and leadership; tangible, technical work; and the intangible factors in our culture that result in operational excellence. I am pleased that we were able to attract a talented CFO in Andrew, and together we have executed a thoughtful and thorough transition. I will continue to support the transition and contribute to compliance and oversight in my ongoing role with the board of directors.”

The Company has granted on December 31, 2024, 1,505,875 Restricted Stock Units (“RSUs”) to certain directors, officers and employees of the Company. Upon vesting and settlement, each RSU represents the right to receive one subordinate voting share of the Company (the “SV Shares”). 211,500 RSUs vest on January 1, 2025, 78,125 vest on June 30, 2025, 60,000 vest on December 31, 2025 and 1,156,250 RSUs vest on January 1, 2026.

In addition to the aforementioned grant of RSUs, the Company also granted, on December 31, 2024, options (the “Stock Options”) to purchase an aggregate of 500,000 SV Shares to its new Chief Financial Officer. The Stock Options are exercisable at a price of $0.93 per SV Share for a period of four years from the date of grant. The Stock Options vest as follows: 1/3 on December 31, 2025, 1/3 on December 31, 2026 and 1/3 on December 31, 2027.

The aforementioned issuance of Stock Options and RSUs resulted in certain directors and officers of the Company receiving an aggregate of 500,000 Stock Options and 1,309,375 RSUs. The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), contained in section 5.5(b) and 5.7(a) of MI 61-101 in respect of such insider participation.

The Stock Options and RSUs described above and the SV Shares underlying the Stock Options and RSUs are subject to a four-month and one day hold period from the date of grant, including other resale restrictions that are applicable under U.S. securities laws.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662